UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number 001-39663
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ABSOLUTE SOFTWARE CORPORATION
(Exact name of Registrant, as specified in its charter)
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N/A
(Translation of registrant’s name)
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Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8 Canada
(604) 730-9851
(Address and telephone number of registrant’s principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are hereby filed and incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-251422).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date:	November 9, 2021	By:	/s/ Steven Gatoff
Name: Steven Gatoff
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit No.	Document Description
99.1	Interim Condensed Consolidated Financial Statements for the Three Months Ended September 30, 2021 and 2020
99.2	First Quarter Fiscal 2022 Management’s Discussion and Analysis for the Three Months Ended September 30, 2021
99.3	Certification of Interim Filings – Chief Executive Officer
99.4	Certification of Interim Filings – Chief Financial Officer
99.5	Press Release dated November 9, 2021